January 12, 2006

Kevin Vaughn
Reviewing Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	St. Jude Medical, Inc. Form 10-K for the year ended December 31, 2004 Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 File No. 001-12441

Dear Mr. Vaughn:

This letter is in reply to your comment letter dated December 8, 2005 with respect to the above referenced Form 10-K and Forms 10-Q of St. Jude Medical, Inc. (St. Jude Medical or the Company). The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs of the staff’s letter.

Form 10-K for the Year Ended December 31, 2004

Exhibit 13 – Portions of the Company’s 2004 Annual Report to Shareholders

Consolidated Financial Statements

Note 7.   Purchased In-Process Research and Development and Special Charges. page 54

1.	We note that in 2004 and thus far in 2005, you have recorded significant amounts of in-process research and development expense (lPR&D) as a result of acquisitions. Please revise the notes to your financial statements in future filings to address the following related to IPR&D:

•	Disclose the appraisal method used to value IPR&D costs acquired;
•	Discuss all significant assumptions made and estimates used in determining the assigned values to each significant IPR&D project such as the risk adjusted discount rate applied to the project’s cash flows and period in which material net cash inflows from significant projects are expected to commence;
•	Describe each significant IPR&D project acquired; and
•	Present in tabular format the fair value assigned to each project acquired and projected costs to complete by project;

For each project, disclose in MD&A the status of the development, stage of completion at acquisition date, the nature and timing of the remaining efforts for completion, anticipated completion date and the date you will begin benefiting from the projects, the risks and uncertainties associated with completing development within a reasonable period of time, and the risks involved if the IPR&D projects are not completed on a timely basis.

Additionally, in your MD&A in subsequent filings, provide a detail discussion of the status of your efforts for completion of the R&D projects and the impact from any delays. Also, provide an explanation of material variations between projected results and actual results and how failure to achieve projected results impacted (or will impact) expected return on investment, future results, and financial condition.

We will revise the notes to our financial statements in future filings to address the following related to IPR&D:

•	Disclosure of the appraisal method used to value IPR&D costs acquired;
•	Discussion of all significant assumptions made and estimates used in determining the assigned values to each significant IPR&D project;
•	Description of each significant IPR&D project acquired; and
•	Disclosure of the fair value assigned to each project acquired and projected costs to complete by project.

We will also disclose in MD&A in future filings the status of development, stage of completion at acquisition date, the nature and expected timing of the remaining efforts for completion, anticipated completion date and the date we will begin benefiting from the projects, the risks and uncertainties associated with completing development within a reasonable period of time, and the risks involved if the IPR&D projects are not completed on a timely basis.

Additionally, in our MD&A in subsequent filings, we will provide a detailed discussion of the status of our efforts for completion of the R&D projects and the impact from any delays. Also, we will provide an explanation of material variations between projected results and actual results and how any failure to achieve projected results impacted (or will impact) expected return on investment, future results, and financial condition.

Form 10-Q for the Quarter Ended September 30, 2005

Notes to Condensed Consolidated Financial Statements

Note 8.   Purchased In-Process Research and Development and Special Charges, page 14

2.	We note that you reversed $14.8 million of the $21.0 million charge for estimated Symmetry legal fees taken in 2004 due to the fact that a majority of the cases have been resolved. Please tell us and revise future filings to disclose in greater detail the specific factors that caused you to conclude that the loss contingency previously recorded was no longer needed. Enhance your disclosure in MD&A to indicate what percentage of claims remains open and the status of those remaining claims.

The following is a list of specific factors that caused us to conclude that $14.8 million of the Symmetry reserve was no longer needed:

i.

Resolution of actions and asserted claims.   In the quarter ended September 30, 2005 (the Third Quarter 2005), we were able to resolve over 90% of the actions and claims for which the reserve had been taken. It was not known whether these various matters could be resolved until settlement agreements were reached late in the Third Quarter 2005.

ii.

Resolution of all cases seeking class certification.   As disclosed in Note 7 to the Condensed Consolidated Financial Statements in our Form 10-Q for the Third Quarter 2005, all four matters involving the Symmetry device where plaintiffs sought to have the court certify a class action were resolved during the Third Quarter 2005. As a result, there were no matters seeking class action status involving the Symmetry device pending against the Company as of the end of the Third Quarter 2005.

iii.

Assessment of remaining reserves.   As of the end of the Third Quarter 2005, we had reduced the Symmetry reserve by $3.7 million to reflect legal expenses actually incurred to date in connection with the Symmetry litigation. After the reversal of $14.8 million, the remaining Symmetry reserve for legal expenses totaled $2.5 million, which we expect to be sufficient to cover the Symmetry-related legal expenses for matters pending as of the end of the Third Quarter 2005.

In our Form 10-K for the fiscal year ended December 31, 2005 (the Form 10-K), we will disclose in greater detail the specific factors that caused us to conclude that $14.8 million of the Symmetry reserve was no longer needed. We will enhance the disclosure in our MD&A in the Form 10-K and, as appropriate, other future filings to indicate the number of claims that remain open and the status of the remaining claims.

Forms 8-K Filed January 26, 2005, April 20, 2005, July 20, 2005 and October 17, 2005

3.	We do not believe that the presentation of a non-GAAP statement of operations is appropriate unless all reconciliations and substantive disclosures required by Item 10(e)(1)(i) of Regulation S-K are included for each separate non-GAAP measure. Your current presentation has the effect of creating multiple non-GAAP financial measures for which you have not included the required substantive disclosures. Please delete this presentation from all future Forms 8-K or tell us why you believe your current presentation is appropriate.

As part of our response to question 4, we have provided the staff with an example of what we intend to disclose in future earnings releases that are furnished under Item 2.02 of Form 8-K. The example disclosure included in our response to question 4 includes all reconciliations and substantive disclosures required by Item l0(e)(1)(i) of Regulation S-K for each separate non-GAAP measure.

4.	If you elect to present non-GAAP financial measures, Item 2.02 of Form 8-K requires that disclosures “furnished” include information that complies with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. Accordingly, you must present reconciliation for each non-GAAP measure presented. You must also provide statements disclosing the reasons why management believes presentation of each of the individual non-GAAP measures provides useful information to investors regarding your financial condition and results of operations. Those disclosures should be specific and substantive to each individual measure. Refer to SEC Release 33-8176 and also Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please confirm that you will revise your Forms 8-K in future periods to provide all of the disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented. Provide us with a full sample of your proposed disclosure. Please note that this comment also applies to forward-looking information that includes non-GAAP financial measures.

We confirm that we will revise our earnings releases that are furnished under Item 2.02 of Form 8-K in future periods to provide all of the disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented, including forward-looking information that includes non-GAAP financial measures. We have included herewith, as Exhibit A, a revised Exhibit 99.1 (Press Release dated October 17, 2005) to our Form 8-K filed October 17, 2005 for purposes of providing the staff with a full sample of our proposed future disclosure. The example disclosure includes reconciliation for each non-GAAP measure presented and a statement disclosing the reasons why management believes presentation of each of the individual non-GAAP measures provides useful information to investors regarding our financial condition and results of operations.

5.	If you elect to report non-GAAP financial measures in your future filings on Form 8-K, please refrain from using the terms “non-recurring” to describe expenses that you have incurred in more than one period discussed or have a history of recording. We note that you recorded $9.1 million, $12.4 million and $13.7 million of in-process research and development expenses in 2004, the quarter ended March 31, 2005 and the quarter ended June 30, 2005, respectively, and have reported financial measures which exclude these charges.

In future filings, we will refrain from using the term “non-recurring” to describe expenses that we have incurred in more than one period discussed or have a history of recording. As part of our response to question 4, we have provided the staff with an example of what we intend to disclose in future earnings releases that are furnished under Item 2.02 of Form 8-K. The example disclosure included in our response to question 4 does not include the use of the term “non-recurring” to describe expenses that we have incurred in more than one period discussed or have a history of recording.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and,
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses set forth above are fully responsive to the staff’s comments. We would appreciate an opportunity to resolve any remaining concerns the staff may have in time to complete this process before we must print our Annual Report to Shareholders for the year ended December 31, 2005. In that regard, we would appreciate receiving any further comments by February 10, 2006. We would also be willing to discuss with you at your earliest convenience any additional questions the staff may have regarding the Company’s disclosures. Please feel free to call me directly at (651) 490-4326.

Thank you for your assistance in this matter.

Sincerely,

/s/   John C. Heinmiller

John C. Heinmiller
Executive Vice President and
Chief Financial Officer

EXHIBIT A

St. Jude Medical, Inc. One Lillehei Plaza St. Paul, Minnesota 55117 (651) 483.2000 www.sjm.com

Contacts:	Laura Merriam	Angela Craig
	Investor Relations	Media Relations
	(651) 766-3029	(651) 481-7789

ST. JUDE MEDICAL REPORTS THIRD QUARTER SALES AND EARNINGS

St. Paul, MN, October 17, 2005 – St. Jude Medical, Inc. (NYSE:STJ) today reported results for the third quarter ended September 30, 2005. The Company reported net sales of $738 million, an increase of 28% compared to the $578 million reported in the third quarter of 2004. Favorable currency translation comparisons increased third quarter sales by about $5 million. Net sales for the first nine months of 2005 were $2,125 million, an increase of $442 million or 26% over the $1,683 million reported in the first nine months of 2004.

Reported net earnings for the third quarter of 2005 were $168 million or $.44 per diluted share, compared to $91 million, or $.25 per diluted share in the third quarter of 2004. Earnings per diluted share were $1.03 for the first nine months of 2005, compared to $.77 per share reported in the first nine months of 2004.

During the third quarter of 2005, St. Jude Medical reversed $12 million related to a special charge recorded in the third quarter of 2004 to accrue for legal costs in conjunction with the Symmetry™ Bypass System. The majority of these legal claims are now settled. The Company also concluded tax audits in the quarter that resulted in a $14 million reversal of previously recorded income tax expense and recorded a $10 million contribution to the St. Jude Medical Foundation. During the third quarter of 2004, the Company recorded a special charge totaling approximately $35 million for the discontinuation of the Symmetry™ Bypass System product line and accrued legal costs. Excluding ~~these items~~ these charges and credits recorded in the third quarter of the current and prior year , net earnings and diluted earnings per share increased 29% to ~~for the third quarter were~~ $153 million ~~or~~ and $.40 . ~~per diluted share, an increase of 29% over the $.31 per diluted share in the comparable quarter of 2004.~~ See the attached schedules for a reconciliation of these non-GAAP adjusted net earnings and adjusted diluted earnings per share to our reported GAAP results.

Cardiac Rhythm Management
Third quarter high-voltage product sales were $277 million, a 68% increase over the comparable quarter of 2004. These results continued to underscore the competitiveness of St. Jude Medical’s ICD product portfolio and reflect strong additional market share gains. St. Jude Medical now holds an estimated 19-20% share of the global ICD market.

Third quarter pacemaker sales were $231 million, an increase of 6% from the comparable quarter of 2004.

Atrial Fibrillation
Atrial fibrillation product sales for the third quarter totaled $63 million, a 66% increase over the third quarter of 2004.

Cardiology
Total sales of cardiology products for the third quarter were $105 million, a 12% increase over the third quarter of 2004. Within this category of products, vascular sealing device sales for the third quarter of 2005 totaled $79 million, an 11% increase over the third quarter of last year.

Cardiac Surgery
Total cardiac surgery sales for the third quarter of 2005 were $62 million, a decrease of 3% compared to the third quarter of last year. Sales of heart valve products in this quarter were approximately $58 million, down 2% compared with the third quarter of last year.

Commenting on third quarter 2005 results, St. Jude Medical Chairman, President and Chief Executive Officer Daniel J. Starks said: “Our third quarter results reflect our continued progress in several major areas. Our growth in ICDs in the quarter clearly demonstrated the strength and momentum of St. Jude Medical’s program and again represented clear market share gains. We continued to strengthen our gross margin and expand our investment in research and development. We reached a number of milestones in the third quarter and continued to focus on expanding growth drivers to sustain our success.

“Yesterday, we announced a definitive agreement with Advanced Neuromodulation Systems, Inc., (ANS) that represents a compelling strategic opportunity to enter the neuromodulation medical device market and add a new long-term growth platform to St. Jude Medical,” continued Mr. Starks.

During a conference call today at 7 a.m. Central Daylight Time, St. Jude Medical will further discuss these results and provide sales and earnings guidance for the fourth quarter and full-year 2005. On the call, the company will also discuss the proposed transaction with Advanced Neuromodulation Systems, Inc. (NASDAQ:ANSI). The Company expects its consolidated EPS for the fourth quarter of 2005 to be in the range of $.39 to $.40. ~~Given the strength of the third quarter, the Company is raising its EPS guidance for the full year of 2005 to $1.52 to $1.53. The Company’s guidance excludes the impact of non-recurring items.~~ Consolidated EPS for the full year of 2005 is expected to be in the range of $1.42 to $1.43, and includes the following charges and credits incurred to date:

—	$10.0 million contribution ($6.2 million after-tax or $.02 per diluted share) to the St. Jude Medical Foundation
—	$26.1 million ($.07 per diluted share) for IPR&D charges incurred to date
—	$11.5 million benefit ($7.1 million after-tax or $.02 per diluted share) for the reversal of accrued Symmetry™ Bypass System legal costs, net of settlement costs

—	$27.0 million income tax expense ($.07 per diluted share) on the repatriation of $500 million under the American Jobs Creation Act of 2004
—	$13.7 million reversal ($.04 per diluted share) of previously recorded income tax expense due to the finalization of certain tax examinations

Excluding these charges and credits, the Company expects its consolidated EPS for the full year of 2005 to be in the range of $1.52 to $1.53, an increase from prior guidance of $1.49 to $1.51.

In addition to providing EPS guidance on an adjusted basis, the Company provides adjusted net earnings and adjusted earnings per share because St. Jude Medical management believes that in order to properly understand the Company’s short-term and long-term financial trends, investors may wish to consider the impact of certain adjustments (which may include items such as litigation reserve adjustments, income tax adjustments and IPR&D charges). These adjustments result from facts and circumstances (including business development activities, strategic developments and changes in applicable laws and regulations) that vary in frequency and/or impact on the Company’s results of operations. In addition, St. Jude Medical management uses adjusted net earnings and adjusted earnings per share to forecast and evaluate the operational performance of the Company, including allocating resources and evaluating results relative to employee performance compensation targets, because management considers these measures represent the results of the Company’s core business operations. Investors should consider these non-GAAP measures in addition to, and not as a substitute for, or superior to, financial performance measures prepared in accordance with GAAP.

St. Jude Medical’s 3rd quarter earnings conference call will be live (also archived for 90 days) on the following website:

http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=73836&eventID=1149817.

St. Jude Medical, Inc. (www.sjm.com) is dedicated to the design, manufacture and distribution of innovative medical devices of the highest quality, offering physicians, patients and payers outstanding clinical performance and demonstrated economic value.

Forward-Looking Statements

Any statements made regarding the proposed transaction between St. Jude Medical and Advanced Neuromodulation Systems Inc., the expected timetable for completing the transaction, successful integration of the business, benefits of the transaction, potential clinical success, regulatory approvals, anticipated future product launches, revenues, earnings, expected repayment of debt, market shares, market growth, market segment growth, new indications, and any other statements regarding St. Jude Medical’s or ANS’s future expectations, beliefs, goals or prospects are forward-looking statements which are subject to risks and uncertainties, such as those described under or incorporated by reference in Item 8.01 of St. Jude Medical’s Current Report on Form 8-K filed on October 17, 2005, and in Item 8.01 of ANS’ Current Report on

Form 8-K filed on October 17, 2005, and in the Outlook and Uncertainties section in ANS’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (see page 25) and ANS’s Annual Report on Form 10-K for the year ended December 31, 2004 (see page 26). Actual results may differ materially from anticipated results.

Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of ANS. St. Jude Medical will be filing a tender offer statement with the Securities and Exchange Commission (SEC) and ANS will be filing a solicitation/recommendation statement with respect to the offer. ANS shareholders are advised to read the tender offer statement regarding the acquisition of ANS referenced in this news release, and the related solicitation/recommendation statement, when those statements are made available to them. The tender offer statement and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the offer. These documents will be made available to all shareholders of ANS at no expense to them. These documents will also be available at no charge on the SEC’s web site at www.sec.gov. Shareholders may also obtain copies of these documents without charge by requesting them from ANS, Inc. in writing at 6901 Preston Road, Plano, Texas 75024, or by phone at (972) 309-8000.

St. Jude Medical, Inc.
~~Condensed Consolidated Statements of Earnings~~ Reconciliation of Consolidated GAAP Earnings
To Consolidated Non-GAAP Earnings
~~(Data in thousands, Except EPS)~~ (In thousands, except per share amounts)
(Unaudited)

	Three Months Ended September 30, 2005			Three Months Ended September 30, 2004			Nine Months Ended September 30, 2005			Nine Months Ended September 30, 2004
	US GAAP As Reported	Adjustments (1)	As Adjusted	US GAAP As Reported	Adjustments (2)	As Adjusted	US GAAP As Reported	Adjustments (3)	As Adjusted	US GAAP As Reported	Adjustments (2)	As Adjusted

Net sales	$737,780		$737,780	$578,319		$578,319	$2,125,344		$2,125,344	$1,683,497		$1,683,497
Cost of sales:
Cost of sales before	200,735		200,735	165,918		165,918	589,636		589,636	491,614		491,614
special charges
Special charges				12,073	(12,073)					12,073	(12,073)
Total cost of sales	200,735		200,735	177,991	(12,073)	165,918	589,636		589,636	503,687	(12,073)	491,614
Gross profit	537,045		537,045	400,328	12,073	412,401	1,535,708		1,535,708	1,179,810	12,073	1,191,883

Selling, general &	243,551	(10,000)	233,551	188,741		188,741	700,184	(10,000)	690,184	568,045		568,045
administration
Research & development	97,493		97,493	69,645		69,645	264,285		264,285	204,095		204,095
Purchased R&D							26,100	(26,100)
Special charges	(11,500)	11,500		23,310	(23,310)		(11,500)	11,500		23,310	(23,310)

Operating profit	207,501	(1,500)	206,001	118,632	35,383	154,015	556,639	24,600	581,239	384,360	35,383	419,743
Other income (expense)	3,917		3,917	680		680	7,038		7,038	(764)		(764)
Earnings before taxes	211,418	(1,500)	209,918	119,312	35,383	154,695	563,677	24,600	588,277	383,596	35,383	418,979
Income tax expense	43,631	~~*~~13,130	56,761	28,134	13,446	41,580	175,058	~~*~~(13,870)	161,188	98,421	13,446	111,867
Net earnings	$167,787	($14,630)	$153,157	$91,178	$21,937	$113,115	$388,619	$38,470	$427,089	$285,175	$21,937	$307,112

Earnings per share
Basic	$0.46	($0.04)	$0.42	$0.26	$0.06	$0.32	$1.07	$0.11	$1.18	$0.81	$0.06	$0.87
Diluted	$0.44	($0.04)	$0.40	$0.25	$0.06	$0.31	$1.03	$0.1 0 ~~1~~	$1.13	$0.77	$0.06	$0.83

Basic shares outstanding	364,913	~~364,913~~	364,913	354,570	~~354,570~~	354,570	362,545	~~362,545~~	362,545	352,116	~~352,116~~	352,116
Diluted shares outstanding	380,957	~~364,913~~	380,957	370,814	~~354,57~~	370,814	377,817	~~362,545~~	377,817	369,960	~~352,116~~	369,960

(1)	Adjustments to US GAAP as reported net earnings for the third quarter of 2005 include:
—	$10.0 million contribution ($6.2 million after-tax) to the St. Jude Medical Foundation
—	$11.5 million benefit ($7.1 million after-tax) for the reversal of accrued Symmetry™ Bypass System legal costs, net of settlement costs
—	$13.7 million reversal of previously recorded income tax expense due to the finalization of certain tax examinations

(2)	Adjustments to US GAAP as reported net earnings for the third quarter and first nine months of 2004 include:
—	$35.4 million charge ($21.9 million after-tax) for Symmetry™ Bypass System product line discontinuance and litigation

(3)	Adjustments to US GAAP as reported net earnings for the first nine months of 2005 include:
—	$10.0 million contribution ($6.2 million after-tax) to the St. Jude Medical Foundation
—	$13.7 million IPR&D charge related to the acquisition of Velocimed LLC
—	$12.4 million IPR&D charge related to the acquisition of Endocardial Solutions, Inc.
—	$11.5 million benefit ($7.1 million after-tax) for the reversal of accrued Symmetry™ Bypass System legal costs, net of settlement costs
—	$27.0 million income tax expense on the repatriation of $500 million under the American Jobs Creation Act of 2004
—	$13.7 million reversal of previously recorded income tax expense due to the finalization of certain tax examinations

Condensed Consolidated Balance Sheets
(Data in Thousands)
(Unaudited)

	September 30, 2005	Dec. 31, 2004
Cash & equivalents	$712,451	$688,040
Accounts receivable, net	733,740	630,983
Inventories	346,810	330,873
Other current assets	223,155	213,321
Property, plant & equipment, net	374,944	326,981
Goodwill	805,303	593,799
Other intangible assets, net	304,865	207,096
Other assets	242,109	239,654
Total assets	$3,743,377	$3,230,747

Other current liabilities	$682,383	$605,393
Long-term debt	184,502	234,865
Deferred income taxes	58,594	56,561
Total equity	2,817,898	2,333,928
Total liabilities & equity	$3,743,377	$3,230,747

~~* Includes the reversal of $13,700 of previously recorded tax expense.~~